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                                                                     Exhibit 5.1


                                           June 4, 1998


General Growth Properties, Inc.,
  110 North Wacker,
    Chicago, Illinois 60606.


Dear Sirs:

     In connection with the issuance by General Growth Properties, Inc., a Delaware corporation (the "Company"), of up to 13,800,000 depositary shares (the "Depositary Shares"), each representing 1/40 of a share of 7.25% Preferred
Income Equity Redeemable Stock, Series A, par value $100 per share (the "Series
A Preferred Stock"), and the shares of Common Stock, par value $.10 per share, of the Company initially issuable upon conversion or redemption of the
Depositary Shares (the "Common Stock"), we, as your special counsel, have examined such corporate records, certificates and other documents, and such questions of law as we have considered necessary or appropriate for the purposes of this opinion. Capitalized terms used herein and not otherwise defined have the meanings assigned to those terms in the Company's
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                                                                             -2-

General Growth Properties, Inc.
June 4, 1998



Prospectus Supplement. Upon the basis of such examination, we advise you that, in our opinion, when the Prospectus Supplement relating to the Company's Registration Statement on Form S-3 (File No. 333-37247) has been filed with the Securities and Exchange Commission, a certificate of designations with respect to the Series A Preferred Stock has been duly filed with the Secretary of State of the State of Delaware, the Deposit Agreement among the Company, Norwest Bank Minnesota, N.A. and the holders from time to time of the Depositary Receipts issued thereunder (the "Deposit Agreement") has been duly executed and delivered and the terms of the Series A Preferred Stock and the Depositary Shares and of their issue and sale have been duly established in conformity with the Company's certificate of incorporation and certificate of designations and the Deposit Agreement,

     (1) The Series A Preferred Stock and the Depositary Shares will be duly authorized and, upon payment and delivery, duly issued and sold as contemplated by the Deposit Agreement and the Underwriting Agreement (the Series A Preferred Stock having been deposited with the Depositary pursuant to the Deposit Agreement), the Series A Preferred Stock and the Depositary Shares will be validly issued, fully paid and nonassessable;
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                                                                             -3-

General Growth Properties, Inc.
June 4, 1998



     (2) The Series A Preferred Stock will be convertible into and redeemable for shares of Common Stock, and the shares of Common Stock initially issuable upon conversion or redemption of the Series A Preferred Stock will be duly authorized and reserved for issuance upon such conversion or redemption, and when issued upon such conversion or redemption, the Common Stock will be validly issued, fully paid and nonassessable; and

     (3) the persons in whose names the Depositary Receipts are registered will be entitled to the rights specified therein and in the Deposit Agreement.

     The foregoing opinion is limited to the Federal laws of the United States and the General Corporation Law of the State of Delaware, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

     We have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading "Validity of Depositary Shares, PIERS and Common Stock" in the Prospectus
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                                                                             -4-

General Growth Properties, Inc.
June 4, 1998



Supplement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.


                                           Very truly yours,

                                           /s/ SULLIVAN & CROMWELL